SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section
8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:    Nvest Companies Trust I

Address of Principal Business Office (No. & Street, City, State, Zip Code): 399 Boylston Street, Boston, Massachusetts 02116

Telephone Number (including area code): (617) 578-1132

Name and address of agent for service of process:

                             John E. Pelletier, Esq.
                  Executive Vice President and General Counsel
                             Nvest Services Company, Inc.
                               399 Boylston Street
                           Boston, Massachusetts 02116

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:

                               Yes __X__ No _____

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                                   SIGNATURE

A copy of the Agreement and Declaration of Trust of Nvest Companies Trust I is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 18th day of May, 2000.

                                                    Nvest Companies Trust I

                                                    By:  /s/ John E. Pelletier
                                                    John E. Pelletier, Secretary

 Attest: /s/ James M. Wall
         -----------------
         James M. Wall, Assistant Secretary